PROSPECTUS SUPPLEMENT
(To Prospectus Supplement dated September 15, 1999 and Prospectus dated September 8, 1999)

FLOATING RATE MORTGAGE PASS-THROUGH CERTIFICATES
SERIES 1999-NC5

$500,000,000 (APPROXIMATE) CLASS A CERTIFICATES

SALOMON BROTHERS MORTGAGE SECURITIES VII, INC.
DEPOSITOR

NC CAPITAL CORPORATION
MORTGAGE LOAN SELLER

NEW CENTURY MORTGAGE CORPORATION
ORIGINATOR AND MASTER SERVICER

     The section entitled "Summary of Prospectus Supplement--The Mortgage Loans" on page S-4 is hereby deleted and replaced in its entirety with the following:

THE MORTGAGE LOANS

References to percentages of the mortgage loans under this section are calculated based on the aggregate principal balance of the mortgage loans as of December 1, 1999.

The trust will contain approximately 4,982 conventional, one- to four-family, adjustable-rate mortgage loans secured by first liens on residential real properties. The mortgage loans will have an aggregate principal balance of approximately $610,195,776 as of December 1, 1999.

The mortgage loans will have original terms to stated maturity of not greater than 30 years and the following approximate characteristics as of December 1, 1999:


Range of mortgage rates:      5.500% to 15.100%.

Weighted average
mortgage rate:                9.924%.

Range of gross margins:       4.950% to 10.000%.

Weighted average gross
margin:                       6.152%.

Range of minimum mortgage
rates:                        5.500% to 15.100%.

Weighted average minimum
mortgage rate:                9.924%.

Range of maximum
mortgage rates:               12.500% to 22.100%.

Weighted average maximum
mortgage rate:                16.913%.

Weighted average original     29 years and
term to stated maturity:      11 months.

Weighted average remaining    29 years and
term to stated maturity:      10 months.

Range of principal balances:  $13,250 to $800,000.
Average principal balance:    $122,480.

Range of
loan-to-value ratios:         10.47% to 90.00%.

Weighted average
loan-to-value ratio:          78.04%.

Weighted average next
adjustment date:              December 2001.

The interest rate on each mortgage loan will adjust semi-annually on each adjustment date to equal the sum of six-month LIBOR and the related margin on such mortgage, subject to periodic and lifetime limitations, as described herein. See "The Mortgage Pool--The Index" in this prospectus supplement.

With respect to approximately 98.33% of the mortgage loans by aggregate principal balance as of December 1, 1999, the first adjustment date will occur only after an initial period of approximately two years or three years, as more fully described in this prospectus supplement.

For additional information regarding the mortgage loans, see "The Mortgage Pool" herein.


                              SALOMON SMITH BARNEY

          The date of this Prospectus Supplement is December 13, 1999.

     In the paragraph entitled "THE MORTGAGE LOANS WILL BE CONCENTRATED IN THE STATE OF CALIFORNIA, WHICH MAY PRESENT A GREATER RISK OF LOSS RELATING TO SUCH MORTGAGE LOANS" on page S-9, the $2,000,000 in the fifth line is changed to read $2,231,169.

     The section entitled "The Mortgage Pool" on page S-12 s hereby deleted and replaced in its entirety with the following:

                                THE MORTGAGE POOL

GENERAL

     The pool of Mortgage Loans (the "Mortgage Pool") will consist of approximately 4,982 conventional, one- to four-family, adjustable-rate mortgage loans (the "Mortgage Loans") secured by first liens on residential real properties (the "Mortgaged Properties") and will have an aggregate principal balance as of December 1, 1999 (the "Cut-off Date") of approximately $610,195,776, after application of scheduled payments due on or before the Cut-off Date whether or not received and subject to a permitted variance of plus or minus 5%. The Mortgage Loans have original terms to stated maturity of not greater than 30 years. References to percentages of the Mortgage Loans, unless otherwise noted, are calculated based on the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

     The Mortgage Loans will be secured by first mortgages or deeds of trust or other similar security instruments creating first liens on residential properties consisting of attached, detached or semidetached, one- to four-family dwelling units, townhouses, individual condominium units, individual units in planned unit developments and manufactured housing. The Mortgage Loans to be included in the Mortgage Pool will be acquired by Salomon Brothers Mortgage Securities VII, Inc. (the "Depositor") from NC Capital Corporation (the "Mortgage Loan Seller"). New Century Mortgage Corporation (the "Originator") will act as the master servicer for the Mortgage Loans (in such capacity, the "Master Servicer") pursuant to the Agreement (as defined herein). See "--Underwriting Standards; Representations" herein.

     The "Mortgage Rate" on each Mortgage Loan will be the per annum rate of interest specified in the related mortgage note. Each Mortgage Loan will provide for semi-annual adjustment to the Mortgage Rate thereon (in the case of no more than approximately 89.75% and no more than approximately 8.58% of the Mortgage Loans by aggregate principal balance as of the Cut-off Date, after an initial period of approximately two years and three years, respectively, from the date of origination thereof (each such Mortgage Loan, a "Delayed First Adjustment Mortgage Loan")), and for corresponding adjustments to the monthly payment amount due thereon, in each case on each adjustment date applicable thereto (each such date, an "Adjustment Date"). On each Adjustment Date, the Mortgage Rate on each Mortgage Loan will be adjusted to equal the sum, rounded to the nearest multiple of 0.125%, of the Index (as described below) and a fixed percentage amount (the "Gross Margin"); provided, however, that the Mortgage Rate on each Mortgage Loan, including each Delayed First Adjustment Mortgage Loan, will generally not increase or decrease by more than a specified percentage ranging from 1.00% to 1.50% per annum (the "Periodic Rate Cap"), as provided in the related Mortgage Note, on any related Adjustment Date and will not exceed a specified maximum Mortgage Rate over the life of such Mortgage Loan (the "Maximum Mortgage Rate") or be less than a specified minimum Mortgage Rate over the life of such Mortgage Loan (the "Minimum Mortgage Rate"). Effective with the first monthly payment due on each Mortgage Loan after each related Adjustment Date, the monthly payment amount will be adjusted to an amount that will amortize fully the outstanding principal balance of the related Mortgage Loan over its remaining term and pay interest at the Mortgage Rate as so adjusted. Due to the application of the Periodic Rate Caps and the Maximum Mortgage Rates, the Mortgage Rate on each Mortgage Loan, as adjusted on any related Adjustment Date, may be less than the sum of the Index and Gross Margin, calculated as described herein. See "--The Index" herein. None of the Mortgage Loans will permit the related mortgagor to convert the adjustable Mortgage Rate thereon to a fixed Mortgage Rate.

     The Mortgage Loans will have scheduled monthly payments due generally on the first day of the month (with respect to each Mortgage Loan, a "Due Date"). Each Mortgage Loan will contain a customary "due-on-sale" clause which provides that the Mortgage Loan is assumable by a creditworthy purchaser of the related Mortgaged Property.

     Not less than approximately 81.01% of the Mortgage Loans by aggregate principal balance as of the Cut-off Date, will provide for payment by the mortgagor of a prepayment charge (a "Prepayment Charge") in limited circumstances on certain prepayments as provided in the related Mortgage Note. Such Mortgage Loans will provide for payment of a Prepayment Charge on certain partial prepayments and all prepayments in full made within a specified period not in excess of five years from the date of origination of such Mortgage Loan, as provided in the related Mortgage Note. The amount of the Prepayment Charge is as provided in the related Mortgage Note, but is generally equal to six month's interest on any amounts prepaid in excess of 20% of the then outstanding principal balance of the related Mortgage Loan in any 12 month period, as permitted by law. The holders of the Class P

Certificates will be entitled to all Prepayment Charges received on the Mortgage Loans, and such amounts will not be available for distribution on the other classes of Certificates. Under certain instances, as described in the Agreement, the Master Servicer may waive the payment of any otherwise applicable Prepayment Charge. Investors should conduct their own analysis of the effect, if any, that the Prepayment Charges, and decisions by the Master Servicer with respect to the waiver thereof, may have on the prepayment performance of the Mortgage Loans. The Depositor makes no representation as to the effect that the Prepayment Charges, and decisions by the Master Servicer with respect to the waiver thereof, may have on the prepayment performance of the Mortgage Loans.

     None of the Mortgage Loans will be Buydown Mortgage Loans.

     The average principal balance of the Mortgage Loans at origination will be approximately $122,559. No Mortgage Loan will have a principal balance at origination greater than approximately $800,000 or less than approximately $13,250. The average principal balance of the Mortgage Loans as of the Cut- off Date will be approximately $122,480. No Mortgage Loan will have a principal balance as of the Cutoff Date greater than approximately $800,000 or less than approximately $13,250.

     The Mortgage Loans will have Mortgage Rates as of the Cut-off Date ranging from approximately 5.500% per annum to approximately 15.100% per annum, and the weighted average Mortgage Rate will be approximately 9.924% per annum. As of the Cut-off Date, the Mortgage Loans will have Gross Margins ranging from approximately 4.950% to approximately 10.000%, Minimum Mortgage Rates ranging from approximately 5.500% per annum to approximately 15.100% per annum and Maximum Mortgage Rates ranging from approximately 12.500% per annum to approximately 22.100% per annum. As of the Cut-off Date, the weighted average Gross Margin will be approximately 6.152%, the weighted average Minimum Mortgage Rate will be approximately 9.924% per annum and the weighted average Maximum Mortgage Rate will be approximately 16.913% per annum. The latest first Adjustment Date following the Cut-off Date on any Mortgage Loan will occur in December 2002 and the weighted average next Adjustment Date for all of the Mortgage Loans following the Cut-off Date will be December 2001.

     The weighted average loan-to-value ratio of the Mortgage Loans at origination will be approximately 78.04%. At origination no Mortgage Loan will have a loan-to-value ratio greater than approximately 90.00% or less than approximately 10.47%.

     The weighted average original term to stated maturity of the Mortgage Loans will be approximately 29 years and 11 months as of the Cut-off Date. None of the Mortgage Loans will have a first Due Date prior to October 1998 or after February 2000, or will have a remaining term to stated maturity of less than 14 years and 8 months or greater than 30 years as of the Cut-off Date. The latest maturity date of any Mortgage Loan will be January 2030.

     No more than approximately 32.06% of the Mortgage Loans will be secured by Mortgaged Properties located in California; no more than approximately 9.15% of the Mortgage Loans will be secured by Mortgaged Properties located in Illinois; and no more than approximately 7.00% of the Mortgage Loans will be secured by Mortgaged Properties located in any one other state.

     No more than approximately 18.02% of the Mortgage Loans will be secured by units in two- to four-family dwellings, condominiums, planned unit developments or manufactured housing. No less than approximately 81.98% of the Mortgage Loans will be secured by a Mortgaged Property with a single family residence erected thereon.

     No more than approximately 7.76% of the Mortgage Loans will be used by the mortgagor as a secondary residence or investor property. No less than approximately 92.24% of the Mortgage Loans will be used by the mortgagor as a primary residence.

     No less than approximately 40.14% of the Mortgage Loans will be purchase-money mortgage loans or rate-term finance mortgage loans; no more than approximately 59.87% of the Mortgage Loans will be equity-out refinance mortgage loans.

     No less than approximately 69.07% of the Mortgage Loans will be originated under the Originator's "Full Documentation" residential loan program and no more than approximately 30.93% of the Mortgage Loans will be originated under the Originator's "Stated Income" residential loan program.

     No less than approximately 30.52% of the Mortgage Loans will have a risk category of "A+" or "A+MO"; no less than approximately 37.30% of the Mortgage Loans will have a risk category of "A-" or "A-MO"; no less than approximately 18.71% of the Mortgage Loans will have a risk category of "B"; and no more than 13.47% of the Mortgage Loans will have a risk category of "C," "C-" or "C-HS."

     The parenthetical in the second sentence in the section entitled "Description of the Certificates--Calculation of One-Month LIBOR" on page S-34 which reads "(adjusted to reflect the actual number of days in the first Interest Accrual Period if such period exceeds 30 days)" is hereby deleted.